UPM                                                                         INFO


                          UPM-KYMMENE TO ACQUIRE REPAP

Helsinki, Finland and Stamford, Connecticut, (August 29, 2000) - UPM-Kymmene Corporation (Helsinki Stock Exchange; UPM1V; NYSE:UPM) and Repap Enterprises Inc. (TSE:RPP) today announced that they have signed an acquisition agreement under which UPM-Kymmene will acquire Repap in a transaction to be affected by way of an amalgamation. Pursuant to the agreement, Repap's shareholders will receive CAD 0.20 per common share, which represents a premium of approximately 100% over the recent trading price of Repap common shares on The Toronto Stock Exchange. The transaction values Repap's equity at approximately CAD 160 million (EUR 120 million), implying a total enterprise value for Repap of approximately CAD 1.35 billion (EUR 1.01 billion). The transaction will result in a goodwill value of approximately CAD 400 million (EUR 300 million). With respect to Repap's outstanding debt securities, UPM-Kymmene is considering its options, which may include purchases of such securities in negotiated transactions, a redemption of all or a portion of such securities after consummation of the transaction and/or leaving such securities outstanding.

The transaction has been unanimously approved by the boards of directors of both UPM-Kymmene and Repap. In addition, Repap's two largest shareholders, the Third Avenue Trust and TD Asset Management Inc., have agreed to support the transaction and vote their combined total of approximately 31% of Repap's common shares in favour of approving the transaction, subject to certain conditions as outlined in their respective support agreements.

The transaction requires the approval of 66 2/3% of the votes cast by Repap shareholders. A shareholders' meeting to approve the amalgamation is expected to be held in mid-October. The transaction is conditional upon receipt of all necessary regulatory approvals. The transaction does not require the approval of UPM-Kymmene shareholders.

The acquisition supports UPM-Kymmene's long-term strategy. The transaction strengthens UPM-Kymmene's global leadership in magazine papers and it is a logical step for UPM-Kymmene to become a major local magazine paper producer in North America. UPM-Kymmene continues to further develop a low cost production structure with state-of-the-art facilities. In addition, substantial synergies can be achieved. UPM-Kymmene estimates that approximately CAD 50 million (EUR 37 million) in annual pre-tax synergies can be achieved by 2002 through product and market mix optimization, cost savings in purchasing, logistics and selling, general and administrative expenses as well as via improvement through best practices.

Juha Niemela, the Present and Chief Executive Officer of UPM-Kymmene said "that Repap's management and personnel have done an outstanding job over the past years to improve the financial and operational performance of the company. The fully integrated mill will enable UPM-Kymmene to better serve its North American customers."

Stephen Larson, the President and Chief Executive Officer of Repap, stated that "Repap's world class operations and people will complement UPM-Kymmene's core competence of efficiency very well".

Repap has agreed not to solicit competing offers or proposals to the transaction, although it may respond to an unsolicited superior proposal. As a condition of UPM-Kymmene entering into the transaction. Repap has granted UPM-Kymmene an irrevocable option to purchase newly issued common shares of Repap representing approximately 19.9% of the issued and outstanding common shares of Repap. This option may be exercised by UPM-Kymmene if a competing acquisition proposal is publicly announced. In certain circumstances, Repap will be required to pay a termination fee to UPM-Kymmene. The option and the termination fee have an aggregate economic value of CAD 18 million (EUR 13.6 million), representing approximately 1.3% of Repap's enterprise value.

RBC Dominion Securities Inc. acted as financial advisor to UPM-Kymmene and Donaldson, Lufkin & Jenrette acted as financial advisor to Repap.

About UPM-Kymmene

UPM-Kymmene, which is based in Helsinki, Finland, is one of the world's largest forest product companies and paper producers. The Group's turnover in 1999 amounted to EUR 8.3 billion (CAD 11.1 billion) and operating profit to EUR 1.6 billion (CAD 2.1 billion). The company's product range covers printing papers, converting materials and wood products. Printing Papers, which comprise magazine papers, newsprint and fine papers, account for over half of the Group's turnover. UPM-Kymmene is the world's second largest producer of magazine papers and is among the top ten producers of newsprint and fine papers. UPM Converting is among Europe's leading suppliers of converting materials. The Group is also Europe's biggest plywood producer and one of the continent's biggest producers of sawn timber. UPM-Kymmene's operations are focused on European Union countries and the United States, where the company owns Blandin Paper in Minnesota producing LWC magazine papers. North American sales account for 11% of the Group's turnover. The Group has production plants in 15 countries and 170 sales and distribution companies spanning five continents.

About Repap

Repap is a major producer of coated groundwood paper (LWC) with a 9% share of the total North American capacity. In 1999, the company's net sales amounted to CAD 570 million (EUR 425 million) and operating profit to CAD 68 million (EUR 51 million). The company's high quality paper is utilized in magazines, catalogs, inserts and commercial printing applications. Repap's world-class coated paper complex in New Brunswick, Canada, has two modern paper machines with a design capacity of 450,000 metric tons, a northern bleached softwood kraft pulp mill with an annual capacity of 235,000 metric tons and an integrated groundwood pulp mill with an annual capacity of 125,000 metric tons. Repap also has two sawmills with an annual capacity of 137,000 cubic metres. Repap employed 1,480 persons at the end of 1999.

Forward-looking statement

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities law. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

                                      # # #

For further information, please contact:

UPM-Kymmene Corporation:
Martin Granholm, Executive Vice President, tel. +358 204 15 0004
Olavi Kauppila, Vice President, Investor Relations, tel. +358 204 15 0658

Repap Enterprises Inc.:
Stephen Larson, President & Chief Executive Officer, tel. 1 (203) 964-6163 Michelle Cormier, Vice President & Chief Financial Officer,
  tel. 1 (203) 964-6168


UPM-Kymmene Corporation
Corporate Communications